Aim
HIGH AIV

aimhighaiv.com

IMPORTANT VOTING INSTRUCTIONS FOR AIMCO SHAREHOLDERS: VOTE BY INTERNET OR MAIL

Due to new rules implemented by the SEC, our two nominees will also appear on the Company's white proxy card and white voting instruction form. This means you can vote for needed change at AIMCO by voting for our nominees on either the white voting instruction form or the enclosed **BLUE** voting instruction form. But remember only your latest dated vote actually counts.

VOTING BY INTERNET IS QUICK & EASY!



1. **Go to www.proxyvote.com**
2. **Use the 16-digit control number located on the enclosed BLUE voting instruction form.**

PLEASE FOLLOW THESE INSTRUCTIONS IF VOTING BY MAIL

1. We recommend you vote "FOR" the two Land & Buildings nominees and the one Company nominee we do not oppose. Please do not mark a vote "FOR" more than three nominees or your vote will be invalidated on the Director proposal. (Proposal 1).

2. You may also vote "FOR" less than three nominees, but <u>you must affirmatively mark a "FOR" vote on whichever Director nominees you support, or your vote will default to a withhold vote</u>.

3. <u>Only your latest dated vote counts</u>. If you didn't vote for either of our nominees on the Company's white voting instruction form, a later dated vote on enclosed **BLUE** voting instruction form will revoke your previously cast vote.

4. While you may vote for our two nominees on the Company's white voting instruction form, we still recommend that you vote each and every **BLUE** voting instruction form you receive since you may own more than one account.